Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

H.B. Fuller Company

We consent to the incorporation by reference in this registration statement on Form S-8 of our reports dated February 13, 2006 with respect to the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the annual report on Form 10-K for the fiscal year ended December 3, 2005 of H.B. Fuller Company.

Our report dated February 13, 2006 contains an explanatory paragraph that states that the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” on May 29, 2004.

/s/ KPMG LLP

Minneapolis, Minnesota

July 14, 2006